EXHIBIT 12.1

TOYOTA MOTOR CREDIT CORPORATION

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended March 31,				Six Months Ended March 31,	Year Ended September 30,

	2005	2004	2003	2002	2001	2000

	(Dollars in millions)
Consolidated income before equity in net loss of subsidiary, provision for income taxes, and cumulative effect of change in accounting principle	$1,243	$1,059	$144	$448	$62	$170

Fixed charges:
Interest [1]	670	578	1,249	1,014	760	1,311
Portion of rent expense representative of the interest factor (deemed to be one-third)	7	7	8	7	3	6
Interest associated with Toyota Credit Argentina S.A.’s off-shore debt repaid by TMCC	-	-	1	-	-	-

Total fixed charges	677	585	1,258	1,021	763	1,317

Earnings available for fixed charges	$1,920	$1,644	$1,402	$1,469	$825	$1,487

Ratio of earnings to fixed charges	2.84	2.81	1.11	1.44	1.08	1.13

1	Components of interest expense are discussed in the “Results of Operations – Interest Expense” section of Item 7., “Management’s Discussion and Analysis”.